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                            May 19, 2023

       Marshini Moodley
       President and Chief Executive Officer
       Rayont Inc.
       228 Hamilton Avenue, 3rd Floor
       Palo Alto, CA 94301

                                                        Re: Rayont Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2022
                                                            Filed December 29,
2022
                                                            Form 10-Q for the
Quarterly Period Ended December 31, 2022
                                                            Filed February 14,
2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed May 15, 2023
                                                            File No. 000-56020

       Dear Marshini Moodley:

              We have reviewed your May 5, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 24, 2023 letter.

       Form 10-Q for the Quarterly Period Ended December 31, 2022 and Form 10-K for the Fiscal
       Year Ended June 30, 2022

       General

   1. We defer our review of the response to our comments 1-9 and 11-12 in our letter dated April 24, 2023
until the amendments are filed.
   2. We reference the response to prior comment 14 from our letter dated April 24, 2023. We see the disclosure in
the Form 8-K; however, you should revise the Form 10-Q to also
 Marshini Moodley
Rayont Inc.
May 19, 2023
Page 2
         clearly disclose a summary of the repayment schedule and terms of the receivables recorded in your financial statements related to the sale of Raymont
International   s
         exclusive license and also disclose, if true, that the consideration is not variable.
Form 10-Q for the Quarterly Period Ended March 31, 2023

Unaudited Consolidated Financial Statements for the Three and Nine Months Ended March 31,
2023
Note 20. Subsequent Events, page F-28

3. We see that on May 1, 2023, pursuant to a Sale and Purchase Agreement, you sold your
         Australian subsidiaries to a related party, Ali Kasa, for total consideration of
         USD 3,346,903. Your disclosure states that while this is a related party transaction, from
         an accounting basis it will be treated as arm   s length. Please tell
us the relationship
         between the buyer and seller and why the transaction is being accounted for as an arm's length transaction despite the related party relationship. Explain the basis for your accounting treatment and the accounting literature you relied on for this treatment.
      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions.



                                                               Sincerely,
FirstName LastNameMarshini Moodley
                                                               Division of
Corporation Finance
Comapany NameRayont Inc.
                                                               Office of
Industrial Applications and
May 19, 2023 Page 2                                            Services
FirstName LastName